SEWARD & KISSEL LLP ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

LAWRENCE RUTKOWSKI Partner (212) 574-1206 rutkowski@sewkis.com	TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	1200 G STREET, N.W. WASHINGTON, D.C. 20006 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

September 26, 2011

Filing Desk Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:	Euroseas Ltd. (Registration Statement on Form F-3)

Ladies and Gentlemen:

Enclosed for filing is the Registration Statement on Form F-3 of Euroseas Ltd. ("Euroseas").  The Registration Statement is a shelf registration statement relating to the issuance and sale from time to time by Euroseas of common shares, preferred shares, debt securities, warrants, purchase contracts and units in a maximum aggregate offering amount of $400,000,000 and up to 11,249,677 shares of Euroseas' common stock by selling shareholders named in the Registration Statement.

The Company thanks the Staff for its close attention to the Registration Statement.  Please feel free to telephone the undersigned at (212) 574-1206, Anthony Tu-Sekine at (202) 661-7150 or Jonathan Stoian at (212) 574-1667 with any questions or comments.

Very truly yours, SEWARD & KISSEL LLP By: /s/ Lawrence Rutkowski Lawrence Rutkowski